
June 21, 2013

Via E-mail
Martin Levine
Chief Financial Officer
Cherry Hill Mortgage Investment Corporation
301 Harper Drive, Suite 110
Moorestown, NJ 08057

> **Re:**   **Cherry Hill Mortgage Investment Corporation**
> **Amendment No. 2 to Form S-11**
> **Filed June 10, 2013**
> **File No. 333-188214**

Dear Mr. Levine:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 that the purchase price was derived by applying a multiple to your excess servicing strip and the unpaid principal balance. Please tell us if the multiple incorporated the forward looking assumptions that would have been used to determine the yield. As it appears that the Excess MSR portion of your portfolio will grow over time, please tell us if there is a metric, not already disclosed, that management believes would help investors evaluate this asset class.

Audited Financial Statements

Notes to Financial Statements – Development Stage

3. Significant Accounting Policies

Underwriting commissions and offering costs, page F-7

2.   We note your response to our prior comment 5. Please revise your disclosure to reflect the information presented within your response that clarifies the types of costs which the company's manager is currently paying on the company's behalf, and those costs for which the company is directly responsible related to offering costs. In addition, please revise your disclosure in your interim financial statements to clarify that your services agreement with Freedom Mortgage was amended subsequent to December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Daniel M. LeBey, Esq.
        David S. Freed, Esq.